

November 18, 2022

Sung-Wook Lee
Principal Financial Officer
WOORI FINANCIAL GROUP INC.
51, Sogong-ro, Jung-gu
Seoul 04632, Korea

      Re: WOORI FINANCIAL GROUP INC.
         Form 20-F Filed May 16, 2022
         Response Dated September 7, 2022
         File No. 001-31811

Dear Sung-Wook Lee:

      We have reviewed your September 7, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

Form 20-F Filed May 16, 2022

Note 5. Operating Segments, page F-77

1.   Please refer to comment 4. We note that the material amount of reconciling items impacting net income relate to "consolidation adjustments including the elimination of intercompany transactions." Please tell us in detail and revise future filings to disclose the nature of the adjustments that result in a decrease in segment net income for each of the past three years in order to reconcile to consolidated net income. Your discussion should provide sufficient information to allow an investor to understand why a segment recognized net income that was eliminated through a consolidation adjustment or an intercompany elimination adjustment. For example, clarify if segment entities use a different measurement basis for certain transactions, etc.

You may contact Mike Volley at 202-551-3437 or John Nolan at 202-551-3492 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Finance